Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

June 25, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust
Registration Statement on Form S-1
Filed May 8, 2020
File No. 333-238098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Dynamic Shares Trust (“Registrant”), Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 originally filed on May 8, 2020 (“Form S-1”). Amendment No. 1 is marked with < R > tags to show changes made from the original Form S-1 filed on May 8, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Xinyu Jiang dated June 4, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Registration Statement on Form S-1 filed May 8, 2020

Summary, page 2

1.	Please consider including a recent developments section in the Summary, as applicable, to address any recent events having a material impact on the Trust or an investment in the Fund.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the Summary of Amendment No. 1 to include a recent developments section to address any recent events having a material impact on the Trust or an investment in the Fund.

Risk Factors, page 14

2.	Please evaluate your risk factor headings to ensure that each clearly and specifically states the material risk to investors that is a consequence of the condition or uncertainty that you identify. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised certain risk factor headings to ensure that each clearly and specifically states the material risk to investors that is a consequence of the condition or uncertainty that we identify.

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

June 25, 2020

3.	We note your disclosure under the headings “National Disaster/Epidemic Risk” and “Current assumptions and expectations could become outdated...” Please revise your risk factor section to address the specific impact of current events on the Trust. In addition, and as applicable, please update your hypothetical disclosures in light of such events and explain how they could affect an investment in the Fund. Please also expand your disclosure regarding risks related to your intention to have a constant one-month rolling short position in first and second month VIX Futures Contracts.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the risk factor section to (i) address the specific impact of current events (COVID-19) on the Trust, (ii) update, as applicable, our hypothetical disclosures in light of such events and explain how they could affect an investment in the Fund, and (iii) expand our disclosure regarding risks related to our intention to have a constant one-month rolling short position in first and second month VIX Futures Contracts.

If the Staff has any further comments regarding the Form S-1, Amendment No.1 or any subsequent amendments to the Registrant’s registration statement on Form S-1, please feel free to contact the undersigned.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang/Dynamic Shares Trust
Eric Envall/U.S. Securities and Exchange Commission
Sandra Hunter Berkheimer /U.S. Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC
Craig D. Linder, Esq./Anthony L.G., PLLC